SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13-d-2(b)*




                               Tasty Fries, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876556200
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 15, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                               Page 1 of 5 Pages

CUSIP No. 876556200                    13G                 Page 2 of 5

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       David J. Rights
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                (b) [X]
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3.     SEC USE ONLY
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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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       NUMBER OF
         SHARES           5.    SOLE VOTING POWER          6,400,000
     BENEFICIALLY
       OWNED BY           6.    SHARED VOTING POWER        4,400,000
         EACH
       REPORTING          7.    SOLE DISPOSITIVE POWER     6,400,000
     PERSON WITH
                          8.    SHARED DISPOSITIVE POWER   4,400,000

-------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,800,000
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.01%
-------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

CUSIP No. 876556200                    13G                 Page 3 of 5

Item 1(a).   Name of Issuer:

             Tasty Fries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             650 Sentry Parkway, Suite One
             Blue Bell, PA 19422

Item 2(a).   Name of Person Filing:

             David J. Rights

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             1095 Rydal Rd.
             Rydal, PA 19046

Item 2(c).   Citizenship:

             United States


Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.0001 per share

Item 2(e)    CUSIP Number:

             876556200

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)[ ] Broker or dealer  registered under Section 15 of the Exchange
                Act.

         (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d)[ ] Investment   company  registered  under  Section  8  of  the
                Investment Company Act.

         (e)[ ] An   investment    adviser   in   accordance    with   Rule
                13d-1(b)(1)(ii)(E);

         (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)[ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

         (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. 876556200                    13G                 Page 4 of 5


         (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)    Amount beneficially owned:
                    10,800,000

             (b)    Percent of class:
                    14.01%

             (c)    Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote: 6,400,000

             (ii)   Shared power to vote or to direct the vote: 4,400,000

             (iii)  Sole  power to  dispose  or to direct  the  disposition  of:
                    6,400,000

             (iv)   Shared  power to dispose or to direct  the  disposition  of:
                    4,400,000

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

             Other persons may have the right to receive any dividends payable to holders of the Common Stock or any proceeds received from the sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             N/A

Item 8.      Identification and Classification of Members of the Group.

             N/A


Item 9.      Notice of Dissolution of Group.

             N/A

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                 /s/ David J. Rights
                                 ----------------------------------------------
                                 David J. Rights


Dated: October 17, 2002